Exhibit 12.1
PolyOne Corporation
Ratio of Earnings to Fixed Charges
(Dollars in millions)

						Three Months Ended
	Year Ended December 31,					March 31,
	2003 (1)	2004	2005	2006	2007 (2)	2007	2008

Earnings:
Income (loss) before income taxes and discontinued operations	$(122.4)	$42.0	$69.8	$120.3	$(32.4)	$11.2	$9.7
(Income) loss from equity affiliates and minority interest	(34.3)	(65.4)	(79.9)	(112.0)	(27.7)	(6.5)	(8.1)

	(156.7)	(23.4)	(10.1)	8.3	(60.1)	4.7	1.6

Share of distributed earnings in equity affiliates	24.7	51.5	67.4	97.7	37.6	0.2	0.9
Add, fixed charges	76.0	83.6	76.0	78.8	71.7	17.2	11.2
Add, amortization of capitalized interest	0.2	0.2	0.2	0.2	0.2	–	–
Subtract, interest capitalized	–	–	–	–	(0.1)	–	–

Net earnings (loss)	$(55.8)	$111.9	$133.5	$185.0	$49.3	$22.1	$13.7

Fixed Charges:
Interest expense	$66.6	$72.1	$68.1	$66.5	$51.4	$15.3	$9.2
Plus: interest capitalized	–	–	–	–	0.1	–	–
Premium on indebtedness	–	3.3	–	4.4	12.8	–	–
Interest portion of rentals	2.8	2.0	2.2	2.6	2.6	0.7	0.9
Interest expense relating to guaranteed debt of equity affiliates	6.6	6.2	5.7	5.3	4.8	1.2	1.1

Fixed charges	$76.0	$83.6	$76.0	$78.8	$71.7	$17.2	$11.2

Ratio of earnings to fixed charges	—	1.3x	1.8x	2.3x	—	1.3x	1.2x

(1)   Earnings for 2003 were insufficient to cover fixed charges by $131.8 million. Accordingly, such ratio is not presented.
(2)   Earnings for 2007 were insufficient to cover fixed charges by $22.4 million. Accordingly, such ratio is not presented.